Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
Simply Measured, Inc.	Washington

Sprout Social Limited	Ireland

Sprout Social UK Ltd	England and Wales

Sprout Social Canada, Limited	Canada

TTAGG, Inc.	Delaware